EXHIBIT 12
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended
	June 30,	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Pretax income from continuing operations	$2,847	$2,841	$3,581	$5,694	$5,152

Interest expense	1,208	2,208	3,628	4,525	3,258

Other adjustments	43	129	144	143	139

Total earnings(a)	$4,098	$5,178	$7,353	$10,362	$8,549

Fixed charges:

Interest expense	$1,208	$2,208	$3,628	$4,525	$3,258

Other adjustments	42	121	114	106	106

Total fixed charges(b)	$1,250	$2,329	$3,742	$4,631	$3,364

Ratio of earnings to fixed charges(a/b)	3.28	2.22	1.96	2.24	2.54

Included in interest expense in the above computation is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.
For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.
For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.